

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Irene Lyu
Vice President of Corporate Finance
Yatsen Holding Ltd
32-35, 38/F, Poly Midtown Plaza
No.23 East Xuanyue Street, Haizhu District
Guangzhou 510330
People's Republic of China

    Re: Yatsen Holding Ltd
        Amendment 1 to
        Draft Registration Statement on Form F-1
        Submitted September 25, 2020
        CIK No. 0001819580

Dear Ms. Lyu:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement

We may lose the ability to use and enjoy assets held by our VIE, page 56

1.   We note your response to our prior comment 5 and that your VIE holds certain assets that may be critical to the operation of your business, including the majority of the social platforms and content offering platforms you operate. Please expand your Prospectus Summary disclosure to include this information.

<u>PRC regulation of loans to and direct investment in PRC entities by offshore holding companies, page 64</u>

2.   We note your response to our prior comment 6 and reissue it in part. Please further expand your disclosure to quantify (in currency) the amount that you are currently permitted to loan or otherwise transfer to your PRC subsidiaries and VIE and its subsidiaries.

<u>Capitalization, page 85</u>

3.   In September 2020, you issued 93,753,239 shares of Class B Ordinary Shares to your founders ("Third Series of Founders' Restricted Shares"). As you have noted that all of the Founders' Restricted Shares will vest immediately upon IPO, regardless of the vesting schedule, please disclose the amount of stock compensation that will be recognized in your third quarter 2020 financial statements in a note to the capitalization table and in Note 24. Subsequent Events on page F-113.

You may contact Gary Newberry at (202) 551-3761 or Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences